Filed by Sonic Solutions

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: Sonic Solutions

Exchange Act File Number: 000-23190

Dear Colleagues,

I wanted to provide you with the attached FAQ document, which is intended to answer a number of the questions that Sonic employees have asked in connection with the pending Rovi transaction.

As you are aware, members of Sonic and Rovi have been working closely together in order to plan for a smooth and successful integration of the two companies. As this process moves forward, we intend to provide additional communications regarding plans for combining the two companies. In the meantime, please don’t hesitate to contact me directly with ideas, questions, or concerns.

Regards,

Dave Habiger

Rovi Transaction FAQ

This FAQ addresses certain questions regarding the pending acquisition transaction involving Rovi Corporation (“Rovi”) and Sonic Solutions (“Sonic”) and how it will impact Sonic employees. Please see the legends below for references to important additional information and where you can find it.

GENERAL/DEAL STRUCTURE AND TIMING

1.	Can you describe the general structure of the transaction between Rovi and Sonic?

The transaction is structured to occur in two stages. The first stage is an exchange offer under which Sonic shareholders can tender their Sonic shares in exchange for cash, Rovi stock, or a mix of cash and Rovi stock. Generally speaking, and subject to conditions described in Rovi’s SEC filings, which you are encouraged to review as they contain important information about the transaction, if at least 50% of Sonic’s outstanding shares are tendered to Rovi in the exchange offer and accepted, then a second merger stage is expected to occur, which will result in Rovi becoming the 100% owner of Sonic.

2.	What is the timeline for the deal?

The exact timing depends on several variables, including how many Sonic shares are tendered in the exchange offer and whether there are any delays caused by regulatory compliance requirements or other conditions to the deal not being satisfied.

Under the most accelerated scenario, Rovi would be able use a “short-form” merger to complete the acquisition very shortly after the conclusion of the exchange offer, which is currently slated to expire at midnight, Eastern time, on February 11, 2011 but could be extended. This short-form merger approach would be available to Rovi if it achieves a sufficiently high ownership percentage of Sonic stock (90% or more, after exercise of certain share purchase rights under the merger agreement between Rovi and Sonic) at the conclusion of the exchange offer.

If Rovi achieves less than 90% ownership or if there are regulatory or legal delays, then the exchange offer may be extended and/or Rovi may be required to utilize a long-form merger approach that would require a shareholder vote. In any of these cases, the timeline for completion of the transaction would be extended.

Generally, though, we are expecting that this acquisition will occur relatively quickly, and Rovi has stated that it expects the deal to be completed in the first calendar quarter of 2011.

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3.	What is Rovi offering for the Sonic stock?

Rovi is offering Sonic shareholders a choice of either $14.00 in cash or 0.2489 shares of Rovi stock for each share of Sonic stock. Sonic shareholders can choose either cash or stock on a share-by-share basis. In the case that one form of consideration is disproportionately selected by Sonic shareholders over the other, Rovi will adjust the shareholder elections on a pro rata basis, as provided in the merger agreement, such that the total consideration in the exchange offer is paid in the ratio of 55% in cash and 45% in Rovi stock.

4.	How will the pending transaction impact Sonic and its employees?

Between now and the final merger, Sonic will continue as a separate, publicly-traded company. During this period it is important to Sonic and Rovi that we continue to execute on our business plan(s) to the best of our ability.

A Rovi transition team is working closely with us to ensure successful integration of the two companies. Over the course of the next few weeks and through the close of the transaction, we will provide updates regarding the integration planning. At this point, we do not have specific details on how the combined organization will be structured or the degree to which specific employees or positions may be impacted, but our employees are an important part of the value that Sonic offers to Rovi in the pending transaction.

5.	How will Sonic be integrated into Rovi’s existing business?

We do not yet have specific details on the combined company structure, but expect future communications regarding the integration process and plans.

TREATMENT OF EMPLOYEE STOCK, RSUS AND OPTIONS

6.	May I participate in the exchange offer?

Yes. The Sonic Board of Directors has unanimously recommended that Sonic’s shareholders accept the offer and tender their shares pursuant to the offer and, to the extent necessary, to vote in favor of the adoption of the merger agreement. If you own shares of Sonic stock, you may participate in the Rovi exchange offer. We encourage you to carefully review the relevant offer documents and make your own decision regarding the tender offer. If you decide to participate in the exchange offer, you should then contact E*Trade or the brokerage firm holding your shares to understand the process for tendering the shares. You may elect to tender Sonic shares that you own even though the Sonic trading window is not currently open.

All of the documents relating to the exchange offer are online.

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Rovi’s filings can be found at: http://www.sec.gov/cgi-bin/browse-edgar?company=&match=&CIK=rovi&filenum=&State=&Country=&SIC=&owner=exclude&Find=Find+Companies&action=getcompany.

Sonic’s filings can be found at: http://www.sec.gov/cgi-bin/browse-edgar?company=&match=&CIK=snic&filenum=&State=&Country=&SIC=&owner=exclude&Find=Find+Companies&action=getcompany.

7.	Is Sonic going to open a trading window?

Yes. We anticipate we will open a trading window for most employees (excluding certain senior officers) during the week of February 7, 2011. This trading window will commence at least a few days before the currently-scheduled expiration of the exchange offer on February 11, 2011, and you will be able to sell shares of Sonic stock you own (including those acquired by exercise of your vested options) during this window in accordance with Sonic’s normal trading window policies and procedures. You can find these trading window policies in Chapter 8 of the Sonic Employee Handbook, which is located at: http://sclsps01/HR/Sonic%20HR%20Policies/US%20Employee%20Handbook%20Rev%206%202010b.pdf.

Once the final merger occurs and the transaction has been completed, Sonic will discontinue its existence as a public company, and any remaining Sonic stock, RSUs or options that you own will be treated as described in Questions 8 through 15, below.

8.	What happens to my Sonic stock, options and RSUs upon the completion of the exchange offer?

The completion of the exchange offer does not, by itself, impact your ownership of Sonic equity. Accordingly, with the exception of shares you may have tendered in the exchange offer (see Question 6, above) and shares of Sonic stock (including those acquired by exercise of your vested options) you may have sold during the upcoming trading window (see Question 7, above), you will continue to own all of your existing Sonic stock, options and/or RSUs immediately after completion of the exchange offer.

That said, if Rovi achieves 90% ownership of Sonic after completion of the exchange offer, it may proceed with a “short-form” merger in a matter of hours or days and complete the acquisition (see Question 2, above). At the time of the merger, any remaining Sonic stock, options and/or RSUs that you own will be treated as described in Questions 9 through 11, below.

9.	What will happen to my Sonic stock at the effective time of the merger?

Sonic employees who own Sonic stock at the effective time of the merger will be entitled to receive the merger consideration from Rovi. For each share of Sonic stock, the merger consideration paid by Rovi will consist of either: (a) $7.70 in cash, plus 0.112 shares of Rovi

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stock,1 or (b) 0.2489 shares of Rovi stock. If the merger is a “short-form” merger (see Question 2, above), the merger consideration will be as described in clause (a), above. If the merger is a “long-form” merger that includes a shareholder vote, the proxy materials to be filed with the SEC and distributed to Sonic shareholders in connection with the merger will specify whether the merger consideration will be as described in clause (a) or clause (b), above.

10.	What will happen to my options and RSUs at the effective time of the merger?

Options and/or RSUs held by Sonic employees at the effective time of the merger will receive the following treatment:

a.	Unvested options.

Unvested options will be assumed by Rovi. The existing terms and conditions (including vesting schedules) will continue to apply to such assumed options, except that each option will be converted into an option to acquire Rovi stock providing the holder with economically equivalent rights with respect to Rovi stock. In particular, each assumed option will entitle the holder to purchase 0.2489 shares of Rovi stock, with an exercise price equal to the existing exercise price of the Sonic options divided by 0.2489. An option holder will not incur any tax consequences as a result of this option assumption.

An example can help illustrate this treatment:

Assume a Sonic employee at the effective time of the merger has 5,000 unvested options, each with an exercise price of $6.00 per share. Following assumption of the options by Rovi, the employee would hold an option to purchase Rovi stock:

Sonic options	5,000 @ $6.00 share
Number of Rovi options	5,000 × .2489 = 1,244 options
Exercise Price of Rovi options	$6.00/.2489 = $24.11/share

b.	Vested options with exercise prices equal to or greater than $14.

Vested options with exercise prices equal to or greater than $14 will receive the same treatment as unvested options. That is, they will be assumed by Rovi and the existing terms and conditions (including vesting schedules) will continue to apply to such assumed options, except that each option will be converted into an option to acquire 0.2489 shares of Rovi stock for each share of Sonic stock underlying the options, with an exercise price equal to the existing exercise price of the Sonic options divided by 0.2489.

[1]	Note: this equals 55% × $14.00 in cash plus 45% × 0.2489 shares of Rovi stock.

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c.	Vested options with exercise prices lower than $14.

Vested options with exercise prices lower than $14 will not be assumed by Rovi. Rather, the “in-the-money value” of these options (the excess of $14.00 over the option exercise price) will be paid out by Rovi (without the need for an option holder to exercise the options) in either a mix of cash and Rovi stock, or all Rovi stock, with the form of payment depending on the merger consideration paid by Rovi to Sonic shareholders in the merger (see Question 9, above, for a general description of the merger consideration).

If the merger consideration to be paid to Sonic shareholders consists of a mix of cash and Rovi stock, then the option holder will receive, subject to applicable tax withholding, (a) cash equal to 55% of the “in-the-money value” of the options, plus (b) Rovi stock equal to 45% of the “in-the-money value” of the options, divided by $56.25.2 An example can help illustrate this treatment:

Assume a Sonic employee at the effective time of the merger has 5,000 vested options, each with an exercise price of $6.00 per share. Subject to the withholding of applicable taxes (see Question 11, below), this employee would receive the following if the merger consideration were to consist of a mix of cash (55%) and Rovi stock (45%):

“In-the-money” value	5,000 × (14.00 - $6.00) = $40,000
Amount received
Cash	55% × $40,000 = $22,000[3]
Rovi stock	(45% × $40,000) / $56.25 = 320 shares[3]

d.	Unvested RSUs.[4]

At the effective time of the merger, unvested RSUs will be assumed by Rovi. The existing terms and conditions (including vesting schedules) will continue to apply to each assumed RSU, except that each such Sonic RSU will be converted into an RSU with the right to receive 0.2489 shares of Rovi stock for each share of Sonic stock underlying the RSU.

11.	Will taxes be withheld from the amounts I receive in exchange for my options and RSUs at the time of merger?

Yes. Federal, state and other withholding obligations will be satisfied first by deducting the required amounts from cash, if any, and then from Rovi stock that you would otherwise receive.

[2]	The $56.25 amount represents Rovi’s average stock closing price over the 20 trading days prior to December 22, 2010, the date Rovi and Sonic signed the merger agreement.
[3]	Subject to reduction for withholding taxes – see Question 11).
[4]	Because RSUs are automatically released (net of taxes) as stock at the time of vesting, the treatment of vested RSUs is governed by Question 9, above.

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12.	What happens to my options and RSUs if my employment with Sonic and/or Rovi ends?

If your employment with Sonic terminates before the merger, you will have up to 90 days to exercise your vested options as set forth in your Sonic stock option agreement, subject to Question 10, above, which describes what happens to options and RSUs at the effective time of the merger. To the extent your employment with Sonic or Rovi terminates after the merger, unvested options and RSUs will terminate and, as set forth in your Sonic stock option agreement, you will have 90 days to exercise your vested Rovi options.

13.	Does the merger agreement call for acceleration of options or RSUs?

No, it does not.

14.	Do long-term capital gains tax rates apply to gains resulting from cash and/or Rovi stock received in exchange for shares of Sonic stock that I already own?

Every situation is unique, and we encourage you to consult your tax advisor to confirm the tax treatment specific to your personal tax liability and final tax treatment.

15.	What are the other tax consequences of participating in the exchange offer or merger?

Every situation is unique, and we encourage you to consult your tax advisor to confirm the tax treatment specific to your personal tax liability and final tax treatment.

OTHER EMPLOYEE MATTERS

16.	Can you tell me about changes to benefits such as health, 401(k), vacation policy, etc., for Sonic employees once the transaction is complete?

We do not have this information yet. Rovi has informed us that it will issue a FAQ shortly and that information sessions on Rovi’s benefits will be scheduled for each major site (the dates of such sessions to be determined as soon as the closing date is more definitive).

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonic stock. Rovi has filed a registration statement on Form S-4 (containing a prospectus/offer to purchase and certain other offer documents) and a tender offer statement on Schedule TO with the Securities Exchange Commission (SEC”) and Sonic has filed a solicitation/recommendation statement on Schedule 14D-9, all with respect to the Offer and the Mergers (as defined in those documents). Sonic shareholders are urged to read the registration statement (including the prospectus/offer to purchase and the other offer documents contained therein), the tender offer statement and the solicitation/recommendation statement, because they contain important information that

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shareholders should consider before making any decision regarding tendering their shares. The registration statement (including the prospectus/offer to purchase and other offer documents), the tender offer statement and the solicitation/recommendation statement are also available for free at the SEC’s web site at www.sec.gov. Free copies of the prospectus/offer to purchase (and other offer documents) are also available from Rovi by mail to Rovi Corporation, 2830 De La Cruz Blvd, Santa Clara, CA 95050, attention: Investor Relations, and free copies of the solicitation/recommendation statement are available from Sonic by mail to Sonic Solutions, 7250 Redwood Blvd., Suite 300 Novato, CA 94945, attention: Investor Relations. In addition, the prospectus/offer to purchase (and other offer documents) may be obtained free of charge by directing a request to the Information Agent for the offer, Phoenix Advisory Partners, 110 Wall Street, 27th floor, New York, NY 10005 (banks and brokers call (212) 493-3910; all others call toll free: (800) 576-4314). American Stock Transfer & Trust Company, LLC is acting as depositary for the tender offer.

In addition to the foregoing materials filed with the SEC, Rovi and Sonic file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any reports, statements or other information filed by Rovi or Sonic at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Rovi’s and Sonic’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Interests of Certain Persons in the Offer and the Merger

Rovi will be, and certain other persons may be, soliciting Sonic shareholders to tender their shares into the exchange offer. The directors and executive officers of Rovi and the directors and executive officers of Sonic may be deemed to be participants in Rovi’s solicitation of Sonic’s shareholders to tender their shares into the exchange offer.

Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Rovi and Sonic in the exchange offer by reading the prospectus/offer to purchase and certain other offer documents, as well as the solicitation/recommendation statement.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expected timetable of the transaction between Rovi and Sonic, the effects of the transaction; and the potential impacts of the transaction on both Rovi’s and Sonic’s organizations. The statements made in this document are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the satisfaction of closing conditions for the acquisition, including the tender of a majority of the outstanding shares of common stock of Sonic; market conditions;

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the effect of the announcement of the transaction on Rovi’s and Sonic’s respective businesses; the impact of any failure to complete the exchange offer and the merger; the risk that Rovi will not realize the anticipated benefits of the acquisition; the potential inability to successfully operate or integrate Sonic’s business and expand product offerings as a result thereof; general industry and economic conditions; and other factors beyond the companies’ control and the risk factors and other cautionary statements described in Rovi’s and Sonic’s filings with the SEC. Such factors are further addressed in Rovi’s and Sonic’s most recent reports on Form 10-Q for the period ended September 30, 2010 and such other documents as are filed by Rovi or Sonic with the SEC from time to time (available at www.sec.gov). Neither Rovi nor Sonic assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this document, except as required by law.

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